Lend Lease
CORPORATION



03045011

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

2 December 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

DEC 08 2003

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
21 November 2003	Announcement to Australian Stock Exchange US Equity Advisory Business Exit Completed
24 November 2003	Announcement to Australian Stock Exchange Amended Constitution
27 November 2003	Australian Securities and Investments Commission Lodgement Form 484 - Change to Company Details (Change of Address - G A Clarke)

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

12/11



Lend Lease
CORPORATION

21 November 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

U.S. EQUITY ADVISORY BUSINESS EXIT COMPLETED

Lend Lease Corporation Limited ("Lend Lease") today announced that it has completed its previously announced transfer of certain parts of its U.S. Real Estate Equity Advisory business to subsidiaries of Morgan Stanley.

The financial outcome of the transaction was within Lend Lease's expectations, which were reflected in the financial statements for the 2003 financial year.

As originally advised, the agreement with Morgan Stanley excludes Rosen Consulting Group, Lend Lease Rosen Real Estate Securities, management of the VEF series of funds and approximately US$35 million (approximately A$50 million) of co-investments in funds managed by the business transferred to Morgan Stanley.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

24 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Fifty four (54) pages

Dear Sir

Re: Stock Exchange Announcement
Amended Constitution

Attached is a copy of the Constitution of Lend Lease Corporation Limited containing amendments approved by the shareholders at the Annual General Meeting held 12 November 2003.

Yours faithfully



S J SHARPE
Company Secretary


Lend Lease
CORPORATION

Constitution

Lend Lease Corporation Limited
ABN 32 000 226 228

TABLE OF CONTENTS

LEND LEASE CORPORATION LIMITED

ABN 32 000 226 228

A company limited by shares

Constitution

1 Preliminary

1.1 Definitions and interpretation

(a) In this constitution:

Australia means Australia and its external territories;

business day has the meaning given to that term in the Listing Rules;

SCH Business Rules has the meaning given to that term in the Corporations Law;

certificated holding means a share or shares for which a certificate has been issued, and not subsequently cancelled, by the company;

Exchange means the Australian Stock Exchange Limited;

executive officer has the meaning given to that expression in rule 7.6(a);

listed company means a company which is admitted to the official list of the Exchange;

Listing Rules means the listing rules of the Exchange and any other rules of the Exchange applying to the company, as amended or replaced from time to time, but does not include any such listing or other rule to the extent of any express written waiver or exemption granted to the company by the Exchange;

proper SCH transfer has the meaning given to that term in the Corporations Law, or means a transfer in accordance with such other rules as may apply in relation to any uncertificated system;

representative, in relation to a body corporate, means a representative of the body corporate authorised under section 250D of the Corporations Law or the corresponding provision of any previous law;

SCH has the meaning given to that term in the Corporations Law;

seal means any common seal, duplicate seal, share seal or certificate seal of the company;

transmission event means:

(1) in respect of a member who is an individual:

(A) the death of the member;

(B) the bankruptcy of the member; or

(C) the member becoming of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; and

(2) in respect of a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member;

uncertificated holding means one or more shares, securities or rights for which a certificate has not been issued by the company, or in respect of which any certificate which was issued by the company has been cancelled without the issue of a replacement certificate, in accordance with rule 2.15; and

uncertificated system means any system operated under any of the Corporations Law, the Listing Rules or the SCH Business Rules which regulates or facilitates the transfer or registration of, or the settlement of transactions affecting, uncertificated holdings.

(b) A reference in a rule to a partly paid share is a reference to a share on which there is an amount unpaid.

(c) A reference in a rule relating to partly paid shares to a call, or an amount called in respect of a share, includes a reference to a sum that, under the terms of issue of a share, becomes payable on issue or on a fixed date.

(d) Unless the contrary intention appears, a member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or representative.

(e) A director is to be taken to be present at a meeting of directors if the director is present in person or by alternate director, or participates in the meeting by telephone, or by any contemporaneous means of audio or audio visual communication, or any other form of technology approved by the directors.

(f) A reference in a rule in general terms to a person holding or occupying a particular office or position includes a reference to any person who occupies or performs the duties of that office or position for the time being.

(g) A reference to a month is a reference to a calendar month.

(h) In this constitution, headings and boldings are for convenience only and do not affect the interpretation of this constitution and, unless the contrary intention appears:

(1) words importing the singular include the plural and vice versa;

(2) words importing a gender include every other gender;

(3) words used to denote persons generally or importing a natural person include any company, corporation, body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

(4) a reference to any thing (including without limitation any right) includes a part of that thing;

(5) a reference to any statute, regulation, proclamation, ordinance, by-law or any provision thereof includes all statutes, regulations, proclamations, ordinances, by-laws or provisions thereof varying, consolidating or replacing them and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(6) a reference to the Listing Rules or the SCH Business Rules includes any variation, consolidation or replacement of those rules, and is taken to be subject to any waiver or exemption granted to the company from compliance with those rules;

(7) a reference to a body (including without limitation an authority or commission), whether statutory or not:

(A) which ceases to exist; or

(B) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions; and

(8) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

1.2 Application of the Corporations Law, Listing Rules and SCH Business Rules

(a) These rules are to be interpreted subject to the Corporations Law.

(b) Unless the contrary intention appears, an expression in a rule that deals with a matter dealt with by a provision of the Corporations Law, the Listing Rules or the SCH Business Rules has the same meaning as in that provision.

(c) Subject to rule 1.2(b), unless the contrary intention appears, an expression in a rule that is defined in section 9 of the Corporations Law has the same meaning as in that section

(d) If the Listing Rules or the SCH Business Rules require this constitution:

(1) to contain a provision and they do not contain such a provision, this constitution is taken, subject to the approval of the directors, to contain that provision; or

(2) not to contain a provision and they contain such a provision, this constitution is taken, subject to the approval of the directors, not to contain that provision.

(e) If any provision of this constitution becomes inconsistent with the Listing Rules or the SCH Business Rules, this constitution is taken, subject to the approval of the directors, not to contain that provision to the extent of the inconsistency.

(f) If any power, right, act or other thing conferred by, or provided for in, this constitution is expressed to be subject to, or required by, the Listing Rules or the SCH Business Rules, subject to the approval of the Exchange or requiring notice to the Exchange then, unless the contrary intention appears, any such qualification or requirement applies only while the company is a listed company.

1.3 Exercise of powers

(a) If, under the Corporations Law a company limited by shares may:

(1) exercise any power;

(2) take any action; or

(3) engage in any conduct or procedure,

only if authorised by its constitution, the company may, in any manner permitted by the Corporations Law, exercise that power, take that action or engage in that conduct or procedure.

(b) Where this constitution provides that a person or body may do a particular act or thing and the word "may" is used, the act or thing may be done at the discretion of the person or body.

(c) Where this constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the like manner and subject to the like conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

(d) Where this constitution confers a power to do a particular act or thing with respect to particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing with respect to some only of those matters or with respect to a particular class or particular classes of those matters and to make different provision with respect to different matters or different classes of matters.

(e) Where this constitution confers a power to make appointments to any office or position, the power is, unless the contrary intention appears, to be taken to include a power:

(1) to appoint a person to act in the office or position until a person is appointed to the office or position;

(2) subject to any contract between the company and the relevant person, to remove or suspend any person appointed, with or without cause; and

(3) to appoint another person temporarily in the place of any person so removed or suspended or in place of any sick or absent holder of such office or position.

(f) Where this constitution confers a power or impose a duty then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

(g) Where this constitution confers a power or impose a duty on the holder of an office as such then, unless the contrary intention appears, the power may be exercised and the duty must be performed by the holder for the time being of the office.

(h) Where this constitution confers power on a person or body to delegate a function or power:

(1) the delegation may be concurrent with, or to the exclusion of, the performance or exercise of that function or power by the person or body;

(2) the delegation may be either general or limited in any manner provided in the terms of delegation;

(3) the delegation need not be to a specified person but may be to any person from time to time holding, occupying or performing the duties of, a specified office or position;

(4) the delegation may include the power to delegate;

(5) where the performance or exercise of that function or power is dependent upon the opinion, belief or state of mind of that person or body in relation to a matter, that function or power may be performed or exercised by the delegate upon the opinion, belief or state of mind of the delegate in relation to that matter; and

(6) the function or power so delegated, when performed or exercised by the delegate, is to be taken to have been performed or exercised by the person or body.

1.4 Replaceable rules not to apply

Any provisions of the Corporations Law applicable to the company as replaceable rules, do not apply to the company except to the extent they are repeated in this constitution.

1.5 Previous constitution superseded

This constitution supersedes the constitution of the company in force immediately prior to the adoption of this constitution.

1.6 Transitional

Every thing done under any previous constitution of the company continues to have the same operation, effect and status after the adoption of this constitution, including without limitation, that:

(a) every director, alternate director and secretary in office or appointed immediately prior to the adoption of this constitution is taken to have been appointed, and continues in office or that appointment, under this constitution; and

(b) any seal adopted by the company prior to the adoption of this constitution is taken to be a seal properly adopted under this constitution.

2 Share capital

2.1 Shares

(a) At any time the directors may issue, allot or grant options in respect of, or otherwise dispose of, shares in, or other securities or rights of the company:

(1) to such persons, for such price and on such conditions; and

(2) with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of the company on a winding up or otherwise,

as the directors may think fit.

(b) In particular, the directors may differentiate between the holders of partly paid shares as to the amount of calls to be paid and the time for payment.

(c) This rule 2.1 has effect:

(1) without prejudice to any special rights conferred on the holders of any shares or class of shares, options, or other securities or rights; and

(2) subject to this constitution, the Corporations Law and the Listing Rules.

2.2 Preference shares

(a) The company may issue preference shares, including preference shares which are, or at the option of the company are, liable to be redeemed or converted into other shares, or both.

(b) The rights attaching to any preference share (as specified in the terms of issue of that share) may differ from those applicable to any preference shares then issued. Preference shares may be issued in one or more separate series. Each series shall be identified in such manner as the directors determine, without any such determination or identification requiring any alteration of this rule 2.2.

(c) The terms of issue applicable to each preference share must specify or provide for the determination of:

(1) the rate of dividend applicable to the share and the times at which dividends are to be paid;

(2) the amount paid or payable on the issue of the share and, if that amount is not payable on issue, the amount unpaid on the share;

(3) the number of votes that may be exercised by the holder in respect of the share on a poll;

(4) in the case of a redeemable preference share, the time and place for, and the terms and conditions of, redemption of the share; and

(5) any restrictions on the right to transfer the share.

(d) Subject to the terms of issue applicable to a preference share, the Listing Rules, the SCH Business Rules and any approval of the Exchange that may be required, the directors may at any time vary the terms of issue of a preference share.

(e) The dividend payable in respect of a preference share must be specified, or provision made for its determination, in the terms of issue for that share, and unless otherwise provided by the terms of issue of the share, such dividend:

(1) may be at a fixed or variable rate;

(2) is taken to accrue from day to day; and

(3) is payable in respect of the amount for the time being paid on the preference share.

(f) Unless otherwise provided by the terms of issue of the share, each preference share confers on its holder:

(1) the right to payment out of the profits of the company of a cumulative preferential dividend at the rate and at the times specified in, or determined in accordance with, the terms of issue of the share in priority to the payment of any dividend on any other class of shares; and

(2) the right in a winding up or reduction of capital and, in the case of a redeemable preference share, on redemption of that share to payment in cash in priority to any other class of shares of:

(A) the amount of any dividend accrued but unpaid on the share (whether declared or not) at the date of winding up or reduction of capital or, in the case of a redeemable preference share, the date of redemption; and

(B) any amount paid on the share.

(g) A preference share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up, reduction of capital or otherwise, except as set out in the terms of issue of the preference share or as set out in rules 2.2(e) and 2.2(f).

(h) The holder of a preference share has the same right as the holder of an ordinary share to receive notice of and to attend a general meeting and to receive a copy of any documents to be laid before that meeting.

(i) Unless otherwise provided by the terms of issue of the share, a preference share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) during a period during which a dividend or part of a dividend on the share is in arrears;

(3) on a resolution to approve the terms of a buy-back agreement;

(4) during the winding up of the company; or

(5) in such circumstances as may be prescribed by the Corporations Law, the Listing Rules or the SCH Business Rules as a circumstance in which the holder of the preference has voting rights.

(j) The holder of a preference share who is entitled to vote in respect of that share under rule 2.2(i) is, on a poll, entitled to the number of votes specified in, or determined in accordance with the terms of issue of the share.

(k) In the case of a redeemable preference share, the company must:

(1) at the time and place for redemption; and

(2) in accordance with the terms and conditions of redemption specified in, or determined in accordance with, the terms of issue of the share,

redeem the share and pay to or at the direction of the holder the amount payable on redemption of the share.

(l) A holder of a preference share must not transfer or purport to transfer the share if the transfer would contravene any restrictions on the right to transfer the share set out in the terms of issue of the share. The directors must not register any such transfer unless required to do so by the Listing Rules.

2.3 Variation of class rights

(a) Unless otherwise provided by the terms of issue of a class of shares

(1) all or any of the rights or privileges attached to the class may be varied, whether or not the company is being wound up, only with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class;

(2) the provisions of this constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of the issued shares of that class; and

(3) the rights conferred upon the holders of the shares of that class are to be taken as not having been varied, abrogated or otherwise affected by the creation or issue of further shares ranking equally with them.

2.4 Power to reclassify share capital

Unless otherwise provided by the terms of issue of a class of shares the company may reclassify or convert shares from one class to another:

(a) by resolution; or

(b) with the consent in writing of the holders of three-quarters of, or with the sanction of a special resolution passed at a separate meeting of, the holders of:

(1) if all or any of the rights or privileges attached to the shares to be reclassified or converted will thereby be varied, those shares; or

(2) if all or any of the rights or privileges attached to any other class of shares will thereby be varied, the shares in that class,

and the provisions of this constitution relating to general meetings shall apply, so far as they can and with such changes as are necessary, to each such separate meeting.

2.5 Power to reduce share capital

The company may in any manner permitted by the Corporations Law and the Listing Rules reduce its share capital.

2.6 Power to buy back shares

(a) The company may buy ordinary shares in itself in any manner permitted by the Corporations Law and the Listing Rules.

(b) Subject to the Corporations Law and the Listing Rules, the company may buy any other shares or securities issued by the company.

2.7 Power to pay brokerage, commission and interest on share capital

(a) The company may make payments by way of brokerage or commission in the manner permitted by the Corporations Law, including without limitation a commission as consideration for any agreement to subscribe, or procure subscription, for any shares or other securities at such rate as the directors may determine.

(b) Payments by way of brokerage or commission may be satisfied by the payment of cash, by the issue of fully paid shares, by the issue of partly paid shares or by any combination of the above.

(c) The company may pay interest on its share capital in any manner provided by the Corporations Law.

2.8 Joint holders of shares

Where 2 or more persons are registered as the holders of a share they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to rule 2.8 (a), on the death of any one of them the survivor or survivors are the only person or persons the company will recognise as having any title to the share;

(c) any one of them may give effectual receipts for any dividend, interest or other distribution or payment in respect of the share;

(d) except where otherwise required under the SCH Business Rules, the company is not bound to register more than 3 persons as joint holders of the share;

(e) notice to any one of them is sufficient notice to all of them; and

(f) if, under the Listing Rules or the SCH Business Rules, the company must issue a certificate in respect of the share:

(1) the company is not bound to issue more than one copy of such certificate; and

(2) delivery of such certificate to any one of them is sufficient delivery to all of them; and

(g) the directors may require evidence of the death of any person, or of the dissolution of any company, registered as one of several joint holders.

2.9 Equitable and other claims

(a) Except as otherwise required by law or provided by this constitution, the company is entitled to treat the registered holder of a share as the absolute owner of that share and is not:

(1) compelled in any way to recognise a person as holding a share upon any trust, even if the company has notice of that trust; or

(2) compelled in any way to recognise, or bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if the company has notice of that claim or interest.

(b) With the consent of the directors, shares held by a trustee may be marked in the register in such a way as to identify them as being held subject to the relevant trust.

(c) Nothing in rule 2.9(b) limits the operation of rule 2.9(a).

2.10 Currency

An amount payable to the holder of a share, whether by way of or on account of:

(a) dividend;

(b) return of capital;

(c) participation in the property of the company on a winding up or otherwise; or

(d) in the case of a preference share, redemption of that share,

may be paid, with the agreement of the holder or under the terms of issue of the share, in the currency of a country other than Australia. The directors may fix a time before the payment date as the time at which any applicable exchange rate will be determined for that purpose.

2.11 Dividend reinvestment plan

(a) The directors may in their discretion implement and maintain on such terms and conditions as they may determine from time to time a dividend reinvestment plan for cash dividends paid by the company to be reinvested by way of subscription for shares to be issued by the company.

(b) Shares issued by the company under any dividend reinvestment plan rank equally in all respects (including the shares ranking fully for dividend in respect of the dividend period in which they are issued) with existing fully paid shares of the same class.

(c) Participation in any dividend reinvestment plan must be available to such members of the company (for all or part of their shareholdings) as wish to participate in such plan and are eligible to do so under the terms and conditions of the plan.

(d) The directors may amend, suspend or terminate any dividend reinvestment plan which may be in existence from time to time on reasonable written notice to all members of the company.

2.12 Share election plan

(a) The directors may in their discretion and from time to time implement and maintain a share election plan available for the participation of members upon and subject to the terms and conditions set out in this rule 2.12 and those prescribed by the directors and notified to members from time to time.

(b) Under the share election plan, the directors may offer from time to time to each member, to the extent to which the shares of a member are fully paid, the right to forego his or her right to receive any particular cash dividend or any future cash dividend or part thereof (in each case as determined by the directors). A member may instead elect to be issued ordinary shares at the issue price determined in accordance with the share election plan, to be issued as fully paid bonus shares or otherwise as the directors determine.

(c) Each member may elect to participate in the share election plan by a notice of acceptance in writing to the company, given in such form, manner and time as the directors may prescribe. A member may participate in the share election plan in respect of all or any part of his or her fully paid shareholding and whether in respect of particular shares only as specified by that member in their acceptance.

(d) All ordinary shares so issued by the directors rank from the date of issue equally in all respects (including ranking fully for dividend in respect of the dividend period in which they are issued) with existing fully paid ordinary shares.

(e) The powers given to the directors by this rule 2.12 are additional to and not in substitution for any power or other provision made in respect of the issue of shares, capitalisation of profits and the declaration or payment of dividends as contained elsewhere in this constitution.

(f) The directors may, at any time, amend, suspend or terminate the operation of the share election plan or the terms and conditions upon which any offer is made pursuant to the share election plan.

2.13 Share plans

The directors may, in any manner permitted under the Corporations Law and the Listing Rules:

(a) implement share plans on such terms as they think fit and may amend, suspend or terminate any share plan implemented by them; and

(b) give financial assistance in connection with the acquisition of securities of the company or of a related body corporate under any share plan.

2.14 Restricted securities

(a) In this rule 2.14 the expressions "dispose" and "Restricted securities" have the meanings given to those terms in the Listing Rules.

(b) While the company is a listed company, notwithstanding any other provisions of this constitution:

(1) the holder of Restricted securities cannot dispose of those Restricted securities during the escrow period relating to those Restricted securities except as permitted by the Listing Rules or the Exchange;

(2) except as permitted by the Listing Rules or the Exchange, the company must refuse to acknowledge, deal with, or accept a disposal (including registering any sale, assignment or transfer) of Restricted securities which is or might be in breach of the Listing Rules or any restriction agreement entered into by the company under the Listing Rules relating to the escrow of Restricted securities; and

(3) during a breach of the Listing Rules relating to Restricted securities, or a breach of a restriction agreement entered into by the company under the Listing Rules relating to the escrow of Restricted securities, the member holding the Restricted securities in question ceases to be entitled to any dividend or distribution, or any voting rights, in respect of those Restricted securities.

2.15 Certificates

If it is not contrary to the Corporations Law, the Listing Rules or the SCH Business Rules, the directors may determine generally or in a particular case :

(a) not to issue a certificate for a share; and

(b) to cancel a certificate for a share and not to issue a replacement certificate.

2.16 Changing voting rights and dividend rights

While the company is a listed company, notwithstanding any other provision of this constitution the company must not remove or change the rights of a member to vote or receive dividends in respect of a share (whether by the amendment to the rules or otherwise), except where permitted by the Listing Rules.

3 Calls, forfeiture, indemnities, lien and surrender

3.1 Calls

(a) Subject to this constitution and to the terms upon which any shares may be issued, the directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) A call may be required by the directors to be paid by instalments.

(c) Upon receiving at least 30 business days' notice specifying the time and place of payment, each member must pay to the company by the time and at the place so specified the amount called on the member's shares.

(d) A call is to be taken as having been made when the resolution of the directors authorising the call was passed.

(e) The company must send notice of a call to shareholders in accordance with the Listing Rules.

(f) The directors may revoke a call.

(g) The directors may, subject to the Listing Rules, postpone a call.

(h) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(i) If a sum called in respect of a share is not paid in full by the day appointed for payment of the sum, the person from whom the sum is due must pay:

(1) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under rule 3.9; and

(2) any costs, expenses or damages incurred by the company in relation to the non-payment or late payment of the sum.

(j) Any sum (including by way of instalment) unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

(1) is to be treated for the purposes of this constitution as if that sum was payable pursuant to a call duly made and notified; and

(2) must be paid on the date on which it is payable under the terms of issue of the share.

(k) The directors may, to the extent permitted by law, waive or compromise all or any part of any payment due to the company under the terms of issue of a share or under this rule 3.1.

3.2 Proceedings for recovery of calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or one of the holders of the share in respect of which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant in accordance with this constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the directors who made the call or any other matter.

(b) In rule 3.2(a), "defendant" includes a person against whom a set-off or counter-claim is alleged by the company and "action or other proceedings for the recovery of a call" is to be construed accordingly.

3.3 Payments in advance of calls

(a) The directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The directors may authorise payment by the company of interest upon the whole or any part of an amount accepted under rule 3.3(a), until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

(c) The directors may repay to a member all or any of the amount accepted from that member under rule 3.3(a).

3.4 Forfeiture of partly paid shares

(a) If a member fails to pay the whole of a call or instalment of a call by the time appointed for payment of the call or instalment, the directors may serve a notice on that member:

(1) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs, expenses or damages that may have been incurred by the company by reason of the non-payment or late payment of the call or instalment;

(2) naming a further day (at least 14 business days after the date of service of the notice) by which, and a place at which, the amount payable under rule 3.4(a)(1) is to be paid; and

(3) stating that, in the event of non-payment of the whole of the amount payable under rule 3.4(a)(1) by the time and at the place named, the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under rule 3.4(a) are not complied with, the directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under rule 3.4(b) will include all dividends, interest and other money payable by the company in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(2) an entry of the forfeiture, with the date, must be made in the register of members.

(e) Failure to give the notice or to make the entry required under rule 3.4(d) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of the company and the directors may sell, reissue or otherwise dispose of the share in such manner as they may think fit and, in the case of reissue or other disposal, with or without any money paid on the share by any former holder being credited as paid up.

(g) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to the company:

(1) all calls, instalments, interest, costs, expenses and damages owing in respect of the shares at the time of the forfeiture; and

(2) interest on so much of the amount payable under rule 3.4(g)(1) as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under rule 3.9.

(h) Except as otherwise provided by this constitution or, while the company is a listed company, the Listing Rules, the forfeiture of a share extinguishes all interest in, and all claims and demands against the company in respect of, the forfeited share and all other rights incident to the share.

(i) Subject to the Listing Rules, the directors may:

(1) exempt a share from all or any part of this rule 3.4;

(2) waive or compromise all or any part of any payment due to the company under this rule 3.4; and

(3) before a forfeited share has been sold, reissued or otherwise disposed of, annul the forfeiture upon such conditions as they may think fit.

3.5 Indemnity for payments by the company

If the company becomes liable under any law to make any payment:

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

whether as a consequence of:

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on the company:

(i) the member or, if the member has died, the member's legal personal representative must:

  (1) fully indemnify the company against that liability;

  (2) reimburse the company for any payment made under or as a consequence of that law immediately on demand by the company; and

  (3) pay interest on so much of the amount payable to the company under rule 3.5(i)(2) as is unpaid from time to time, from the date the company makes a payment under that law until the date the company is reimbursed in full for that payment under rule 3.5(i)(2), at a rate determined under rule 3.9; and

(j) the directors may:

  (1) exempt a share from all or any part of this rule 3.5; and

  (2) waive or compromise all or any part of any payment due to the company under this rule 3.5.

3.6 Lien on shares

(a) The company has a first and paramount lien on:

  (1) each partly paid share for all calls and instalments which are due but unpaid in respect of that share;

  (2) each share for any amounts which remain outstanding on loans made by the company to the holder of that share to acquire shares under any employee incentive scheme or other scheme under which employees of the company or any of its related or associated companies may acquire shares in the company; and

  (3) each share for such amounts (if any) as the company may be called upon by any law to pay, and has paid, in respect of that share.

(b) The company's lien on a share extends to all dividends payable and entitlements deriving in respect of the share and to the proceeds of sale of the share, but is restricted to the specific shares in respect of which any amounts referred to in rule 3.6(a) are due but unpaid.

(c) The directors may sell any share on which the company has a lien in such manner as they may think fit where:

  (1) an amount in respect of which a lien exists under this rule 3.6 is presently payable; and

  (2) the company has, not less than 14 days before the date of the sale, given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) A reference in rule 3.6(c)(2) to a registered holder is, where such person has died, taken to include a reference to:

  (1) in the case of a sole holder, that person's legal personal representative; and

  (2) in the case of a joint holder, a surviving joint holder of the share.

(e) The directors may do all things necessary or desirable under the SCH Business Rules to protect any lien, charge or other right to which the company may be entitled under any law or under this constitution.

(f) Registration by the company of a transfer of shares on which the company has a lien without giving to the transferee notice of its claim releases the company's lien in so far as it relates to sums owing by the transferor or any predecessor in title.

(g) The directors may:

(1) exempt a share from all or any part of this rule 3.6; and

(2) waive or compromise all or any part of any payment due to the company under this rule 3.6.

3.7 Loans secured by shares and surrender of shares

(a) Except as permitted by the Corporations Law, the company must not directly or indirectly lend its funds, or the funds of any subsidiary of the company, on the security of shares in the company.

(b) The directors may accept a surrender of a share by way of compromise of any claim as to whether or not that share has been validly issued or in any other case where the surrender is within the powers of the company. Any share so surrendered may be sold, reissued or otherwise disposed in the same manner as a forfeited share.

3.8 General provisions applicable to a disposal of shares under this constitution

(a) A reference in this rule 3.8 to a disposal of shares under this constitution is a reference to:

(1) any sale, reissue or other disposal of a forfeited share under rule 3.4(f) or a surrendered share under rule 3.7(b); and

(2) any sale of a share on which the company has a lien under rule 3.6(c).

(b) Where any shares are disposed of under this constitution, the directors may:

(1) receive the purchase money or consideration given for the shares on the disposal;

(2) effect a transfer of the shares and execute, or appoint a person to execute, on behalf of the former holder an instrument of transfer of the shares or any other instrument for the purpose of giving effect to the disposal; and

(3) register as the holder of the shares the person to whom the shares have been disposed of.

(c) A person to whom shares are disposed of under this constitution is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, the disposal and the title of that person to the shares is not affected by any irregularity or invalidity in the forfeiture or surrender of the shares, the exercise of the company's lien on the shares (as the case may be).

(d) The remedy of any person aggrieved by a disposal of shares under this constitution is limited to damages only and is against the company exclusively.

(e) The proceeds of a disposal of shares must be applied in the payment of:

(1) first, the expenses of the disposal;

(2) second, all money presently payable by the former holder whose shares have been disposed of,

and the balance (if any) must be paid to the former holder:

(3) in the case of an uncertificated holding, as soon as practicable after the disposal; and

(4) in the case of a certificated holding, on the former holder delivering to the company the certificate for the shares that have been disposed of or such other proof of title as the directors may accept.

(f) A statement in writing signed by a director or secretary of the company to the effect that a share in the company has been:

(1) duly forfeited under rule 3.4(b);

(2) duly sold, reissued or otherwise disposed of under rule 3.4(f) or 3.7(b); or

(3) duly sold under rule 3.6(c),

on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share and of the right of the company to forfeit, sell, reissue or otherwise dispose of the share.

3.9 Interest payable by member

(a) For the purposes of rules 3.1(i)(1), 3.4(g)(2) and 3.5(i)(3), the rate of interest payable to the company is:

(1) if the directors have fixed a rate, the rate so fixed; or

(2) in any other case, 16% per annum.

(b) Interest payable under rules 3.1(i)(1), 3.4(g)(2) and 3.5(i)(3) accrues daily and may be capitalised monthly or at such other intervals as the directors may think fit.

3.10 Divestment of shares

(a) A holder of a share must not be divested of that share except in any of the following cases:

(1) the divestment is under Australian legislation and the mechanism the company adopts for divesting the share is set out in the legislation or is approved by the Exchange as appropriate and equitable;

(2) the divestment is under a provision in this constitution that must be included to comply with Australian legislation;

(3) the divestment is under a provision in this constitution that is permitted by the Listing Rules or that the Exchange has approved as appropriate and equitable;

(4) the divestment is under a court order; or

(5) the divestment is under rule 3.6.

(b) The company must not divest a holder of shares or forfeit shares while those shares are in a "CHESS Holding" as that term is defined in the SCH Business Rules.

4 Transfer and transmission of shares

4.1 Transfer of shares

(a) Subject to this constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer all or any of the member's shares by:

(1) a proper SCH transfer; or

(2) an instrument in writing in any usual form or in any other form that the directors approve.

(b) A transferor of shares remains the holder of the shares transferred until the transfer is:

(1) effected in accordance with the SCH Business Rules; or

(2) registered and the name of the transferee is entered in the register of members in respect of the shares.

(c) The company must not charge a fee for the registration of a transfer of shares.

(d) An instrument of transfer referred to in rule 4.1(a)(2) must:

(1) be signed by or on behalf of both the transferor and the transferee unless:

(A) the instrument of transfer relates only to fully paid shares and signature by the transferee has been dispensed with by the directors; or

(B) the transfer of the shares is effected by a document which is, or documents which together are, a sufficient transfer of those shares under the Corporations Law;

(2) if required by law to be stamped, be duly stamped;

(3) be left for registration at the registered office of the company, or at such other place as the directors determine, accompanied by such evidence as the directors may require to prove the title of the transferor or the transferor's right to the shares (including, in the case of a certificated holding, the certificate for the shares) and to prove the right of the transferee to be registered as the owner of the shares.

(e) Subject to the powers vested in the directors under rules 4.2 and 4.3, where the company receives an instrument of transfer in accordance with rule 4.1(d), the company must register the transferee named in the instrument as the holder of the shares to which it relates.

(f) The company may retain any registered instrument of transfer received by the company under rule 4.1(d) for such period as the directors may think fit.

(g) Except in the case of fraud, the company must return any instrument of transfer received under rule 4.1(d) which the directors decline to register to the person who deposited it with the company.

(h) The directors may do anything that is necessary or desirable for the company to participate in any uncertificated system. Without limiting the powers of the directors under this rule 4.1(h), the directors may require, prior to registering any transfer, provision to the company of any documents which the rules of the uncertificated system require or permit the company to require be provided to it to authorise registration of the transfer.

(i) The directors may, to the extent permitted by law, waive all or any of the requirements of this rule 4.1, whether for the purpose of giving effect to rule 4.1(h) or otherwise.

4.2 Power to decline registration of transfers

(a) The directors may decline to register an instrument of transfer received under rule 4.1(d) where the transfer is not in registrable form or the refusal to register the transfer is permitted under the Listing Rules (whether or not the company is then a listed company).

(b) If the directors decline to register a transfer under rule 4.2(a), the company must give to the party lodging the transfer written notice of the refusal and the precise reasons therefore within 5 business days after the date on which the transfer was lodged with the company, but failure to do so will not invalidate the decision of the directors to decline to register the transfer.

(c) Subject to rule 4.2(d), the company must not in any way prevent, delay or interfere with the registration of a proper SCH transfer.

(d) The directors may ask the SCH to apply a holding lock to prevent a proper SCH transfer where to do so is permitted under the Listing Rules or the SCH Business Rules.

(e) If the directors ask SCH to apply a holding lock, the company must give the holder of the shares written notice of the holding lock and the precise reasons for it within 5 business days after the date on which it asked for the holding lock.

4.3 Power to suspend registration of transfers

The directors may suspend the registration of instruments of transfer received under rule 4.1(d) at such times and for such periods as they think fit, subject to the Corporations Law, the Listing Rules and the SCH Business Rules.

4.4 Transmission of shares

(a) In the case of the death of a member, the only persons the company will recognise as having any title to the member's shares or any benefits accruing in respect of those shares are:

  (1) the legal personal representative of the deceased where the deceased was a sole holder; and

  (2) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in rule 4.4(a) releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased solely or jointly with other persons.

(c) A person who becomes entitled to a share as a result of a transmission event may, upon producing such evidence as the directors may require to prove that person's entitlement to the share (including, in the case of a certificated holding, the certificate for the share), elect:

  (1) to be registered as the holder of the share by signing and serving on the company a notice in writing stating that election; or

  (2) to have some other person nominated by that person registered as the transferee of the share by executing or otherwise effecting a transfer of the share to that other person.

(d) The provisions of this constitution relating to the right to transfer, and the registration of transfers of, shares apply, so far as they can and with such changes as are necessary, to any transfer under rule 4.4(c)(2) as if the relevant transmission event had not occurred and the transfer were executed or effected by the registered holder of the share.

(e) For the purpose of this constitution, where 2 or more persons are jointly entitled to any share in consequence of a transmission event they will, upon being registered as the holders of the share, be taken to hold the share as joint tenants and rule 2.8 will apply to them.

(f) Notwithstanding rule 4.4(a), the directors may register a transfer of shares signed by a member prior to a transmission event even though the company has notice of the transmission event.

5 General meetings

5.1 Convening of general meetings

(a) The directors may, whenever they think fit, convene a general meeting.

(b) Except as otherwise required by the Corporations Law, a general meeting may be convened only as provided by this rule 5.1 or as provided by sections 249D, 249E, 249F and 249G of the Corporations Law.

(c) The directors may, by notice to the Exchange, postpone, cancel or change the venue for a general meeting, but a general meeting convened under the Corporations Law may not be postponed beyond the date by which the Corporations Law requires it to be held and may not be cancelled without the consent of the requisitioning member or members.

5.2 Notice of general meetings

(a) Subject to this constitution and to the rights or restrictions attached to any shares or class of shares, notice of a general meeting must be given within the time limits prescribed by the

Corporations Law and in the manner authorised by rule 13.1 to each person who is at the date of the notice:

(1) a member;

(2) a director; or

(3) an auditor of the company,

and, while the company is a listed company, to the Exchange.

(b) The notice must:

(1) specify the date, time and place of the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(2) except as provided in rule 5.2(c), state the general nature of the business to be transacted at the meeting; and

(3) set out any other details or information which the Corporations Law requires to be contained in the notice of meeting.

(c) It is not necessary for a notice of an annual general meeting to state that the business to be transacted at the meeting includes the consideration of accounts and the reports of the directors and auditor, the election of directors in place of those retiring, the appointment and fixing of the remuneration of the auditor of the company or any other business which under the Corporations Law ought to be transacted at the annual general meeting.

(d) A person may waive notice of any general meeting by notice in writing to the company.

(e) The non-receipt of notice of a general meeting or proxy form by, or a failure to give notice of a general meeting or a proxy form to, any person entitled to receive notice of a general meeting under this rule 5.2 does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(1) the non-receipt or failure occurred by accident or error; or

(2) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under rule 5.2(d); or

(B) has notified or notifies the company of the person's agreement to that act, matter, thing or resolution by notice in writing to the company.

(f) A person's attendance at a general meeting:

(1) waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

(2) waives any objection that person may have to the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting or in rule 5.2(c), unless the person objects to considering the matter when it is presented.

5.3 Admission to general meetings

(a) The chairperson of a general meeting may require any person who seeks admission to the meeting:

(1) to produce or to permit examination of any rule, or the contents of any rule, in the person's possession; and

(2) if such person is in possession of:

(A) a pictorial-recording or sound-recording device;

(B) a placard or banner; or

(C) a rule considered by the chairperson to be dangerous, offensive or liable to cause disruption,

not to take such device, placard, banner or rule into the meeting.

(b) The chairperson of a general meeting may refuse admission to, or require to leave and remain out of, the meeting any person:

(1) who refuses to comply with any request made by the chairperson under rule 5.3(a);

(2) who the chairperson considers (in his or her absolute discretion) is behaving or threatening to behave in a dangerous, offensive or disruptive manner; or

(3) who is not:

(A) a member or a proxy, attorney or representative of a member;

(B) a director;

(C) an auditor of the company; or

(D) entitled under rule 5.3(d) to attend the meeting.

(c) The chairperson may delegate all or any of his or her powers under rules 5.3(a) and 5.3(b) to such person or persons as the chairperson may think fit.

(d) Any person, whether or not a member, requested by the directors or the chairperson to attend a general meeting is entitled to be present and, at the request of the chairperson, to speak at that meeting.

(e) A company secretary who is not a member is entitled to be present and, at the request of the chairperson, to speak at any general meeting.

(f) If the chairperson or the company secretary considers that there is not enough room for the number of members who wish to attend a general meeting, they may arrange for any persons whom they consider cannot be seated in the main meeting room, where the chairperson will be, to observe and vote at the general meeting in a separate room. Even if the members present in the separate room are not otherwise able to participate in the conduct of the meeting in the main room, the meeting will nevertheless be treated as validly held in the main room.

5.4 Quorum at general meetings

(a) No business may be transacted at any general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum consists of:

(1) for the selection of a chairperson and the adjournment of the meeting, 3 members:

(A) personally present; and

(B) entitled to vote; and

(2) for all other purposes, 3 or more members:

(A) holding at least 5% of the issued share capital in the company;

(B) present personally or by proxy or attorney; and

(C) entitled to vote.

(c) If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(1) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the directors present determine or, if no determination is made by those directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 15 minutes after the time appointed for the meeting, those members personally present shall be a quorum and may transact the business for which the meeting was called.

5.5 Chairperson of general meetings

(a) The chairperson of directors must (if present within 10 minutes after the time appointed for the meeting and willing to act) preside as chairperson at each general meeting.

(b) If at a general meeting:

(1) there is no chairperson of directors;

(2) the chairperson of directors is not present within 10 minutes after the time appointed for the meeting; or

(3) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then the directors present may choose a chairperson, or if they do not, the members present in person must elect as chairperson of the meeting:

(4) another director who is present and willing to act; or

(5) if no other director willing to act is present at the meeting, a member who is present and willing to act.

(c) The chairperson of a general meeting may, for any item of business or discrete part of the meeting, vacate the chair in favour of a director who is present or, if all directors are absent or unwilling, a member nominated by him or her.

5.6 Conduct of general meetings

(a) The chairperson of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting and may require the adoption of any procedures which are in his or her opinion necessary or desirable for:

(1) proper and orderly debate or discussion, including limiting the time that a person present may speak on a motion or other item of business before the meeting; and

(2) the proper and orderly casting or recording of votes at the general meeting, whether on a show of hands or on a poll, including the appointment of scrutineers.

(b) The chairperson of a general meeting may at any time he or she considers it necessary or desirable for the proper and orderly conduct of the meeting:

(1) terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present; or

(2) allow debate or discussion on any business, question, motion or resolution being considered by the meeting to continue.

(c) Subject to sections 250S and 250T of the Corporations Law, the chairperson of a general meeting may:

(1) refuse to allow debate or discussion on any business, question, motion or resolution which is not within the business referred to in the notice of meeting or rule 5.2(c); and

(2) refuse to allow any amendment to be moved to a resolution of which notice has been given under rule 5.2(b).

(d) A decision by a chairperson under rule 5.6(a), 5.6(b) or 5.6(c) is final.

(e) A person present at a general meeting at the request of the directors or chairperson is, at the request of the chairperson, entitled to speak at the meeting.

(f) If, at the time and place appointed for a meeting, the person entitled under the rules to be the chairperson determines that it is not practicable for the meeting to take place because:

(1) there is not enough room for the number of members who wish to attend the meeting;

(2) of the behaviour of persons present; or

(3) of any other reason,

and that person informs the persons in attendance that the meeting will take place instead at some future time and place, the meeting will be postponed to that time and place. If the postponement is for less than 10 days that future time and place becomes the applicable time and place as if appointed in the notice of meeting.

(g) The chairperson of a general meeting may at any time during the course of the meeting adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting.

(h) If the chairperson exercises his or her right under rule 5.6(g), it is in the chairperson's sole discretion whether to seek the approval of the members present to the adjournment.

(i) The chairperson's rights under rule 5.6(g) are exclusive and, unless otherwise required by the chairperson, no vote may be taken or demanded by the members present in respect of any adjournment.

(j) No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(k) Where a meeting is postponed under rule 5.6(f) or adjourned, notice of the postponed or adjourned meeting must be given to the Exchange (if required by the Listing Rules).

(l) Where a meeting is adjourned, the directors may postpone, cancel or change the venue of, the adjourned meeting, and must do so by notice to the Exchange if such notice is required by the Listing Rules.

(m) If a meeting is adjourned or postponed for 10 days or more, notice of the adjourned or postponed meeting must be given to members in the same manner as for the original meeting. No member is entitled to notice of any adjournment or postponement except as set out in this rule 5.6.

(n) If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

(1) gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

(2) enables the chairperson to be aware of proceedings in the other place; and

(3) enables the members in the separate meeting place to vote on a show of hands or on a poll,

a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

(o) If the communication device encounters a technical difficulty, whether before or during the meeting, resulting in the matters required by rule 5.6(n) at the separate meeting place not being satisfied, then:

(1) the meeting will nevertheless be taken to be validly held in the main place and no act matter or thing done or resolution passed at that meeting will thereby be invalidated, provided that the notice convening the meeting contains a statement to that effect; or

(2) if no such statement is contained in the notice of meeting, then while those matters remain unsatisfied, the business the meeting may conduct is limited to adjourning the meeting.

5.7 Decisions at general meetings

(a) Except in the case of any resolution which as a matter of law requires a majority other than a simple majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting and any such decision is for all purposes a decision of the members.

(b) In the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote on both a show of hands and a poll.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded before the vote is taken or before or immediately after the declaration of the result of the show of hands:

(1) by the chairperson of the meeting;

(2) by at least 5 members present and having the right to vote on the resolution; or

(3) by a member or members present at the meeting and representing at least 5% of the total voting rights of all the members having the right to vote on the resolution on a poll.

(d) If the Corporations Law provides that a poll may be demanded other than as specified in rule 5.7(c):

(1) the provisions of rule 5.7(c)(1)-(3) cease to operate; and

(2) a poll may be demanded in accordance with the Corporations Law.

(e) A demand for a poll does not prevent the continuance of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(f) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, is conclusive. An entry to that effect in the book containing the minutes of the proceedings of the company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(g) If a poll is duly demanded at a general meeting, the chairperson may direct the manner in which it will be taken and may suspend the proceedings of a meeting for such period or periods as the chairperson thinks fit without effecting an adjournment. During any suspension in proceedings no business may be transacted and no discussion may take place unless the chairperson otherwise allows.

(h) The result of a poll will be the resolution of the meeting at which the poll was demanded.

(i) A poll cannot be demanded at a general meeting on the election of a chairperson of the meeting or the adjournment of a meeting.

(j) The demand for a poll may be withdrawn.

5.8 Voting rights

(a) Subject to this constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present has one vote; and

(2) on a poll, every member present has:

(A) one vote for each fully paid share held by the member and in respect of which the member is entitled to vote; and

(B) a fraction of a vote for each partly paid share held by the member and in respect of which the member is entitled to vote, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited). In calculating the amount paid up for the purposes of this rule 5.8(a)(2)(B), amounts paid in advance of a call must be ignored.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

(c) A joint holder may vote at any meeting in person or by proxy, attorney or representative as if that person was the sole holder. If more than one joint holder tenders a vote, the vote of the holder named first in the register must be accepted to the exclusion of the other or others.

(d) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the directors may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

(e) A person entitled to a share as a result of a transmission event may vote at any general meeting in respect of that share in the same manner as if that person were the registered holder of the share if, not less than 48 hours before the meeting, the directors have:

(1) admitted that person's right to vote at that meeting in respect of the share; or

(2) been satisfied of that person's right to be registered as the holder of, or to transfer, the share under rule 4.4(c),

and any vote so tendered by such a person must be accepted to the exclusion of the vote of the registered holder of the share.

(f) Where a member holds any share upon which any call payable to the company has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(2) upon a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(g) A member's vote on a resolution at a meeting must be disregarded where that is required by the Listing Rules. Any failure to disregard a vote on a resolution as required by this rule 5.8(g) does not invalidate that resolution or any act, matter or thing done at that meeting, unless such failure occurred by wilful default of the company or of the chairperson of that meeting.

(h) An objection to the qualification of a person to vote, or as to the validity of any vote, at a general meeting:

(1) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(2) must be referred to the chairperson of the meeting, whose decision is final.

(i) A vote not disallowed by the chairperson of a meeting under rule 5.8(h) is valid for all purposes.

5.9 Representation at general meetings

(a) Subject to this constitution, each member entitled to vote at a meeting of members may vote:

(1) in person or, where a member is a body corporate, by its representative;

(2) by not more than 2 proxies; or

(3) by not more than 2 attorneys.

(b) A proxy, attorney or representative may be appointed for all general meetings or for any number of general meetings or for a particular general meeting and may, but need not, be a member of the company.

(c) Subject to the Corporations Law, unless otherwise provided in the instrument or resolution appointing him or her, the appointment of a proxy, attorney or representative will be taken to confer authority:

(1) to agree to a meeting being convened by shorter notice than is required by the Corporations Law or by this constitution;

(2) to agree to a resolution being proposed and passed as a special resolution at a meeting of which the period of notice given is less than the period of notice required by the Corporations Law;

(3) to speak to any proposed resolution on which the proxy, attorney or representative may vote;

(4) to demand or join in demanding a poll on any resolution on which the proxy, attorney or representative may vote;

(5) even though the instrument may refer to specific resolutions and may direct the proxy, attorney or representative how to vote on those resolutions:

(A) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(B) to vote on any procedural motion, including any motion to elect the chairperson, to vacate the chair or to adjourn the meeting; and

(C) to act generally at the meeting; and

(6) even though the instrument may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled or adjourned to another time or changed to another venue, to attend and vote at the re-scheduled or adjourned meeting or at the new venue.

(d) The chairperson of a meeting may:

(1) permit a person claiming to be a representative to exercise his or her powers, even if the person is unable to establish to the chairperson's satisfaction that he or she has been validly appointed; or

(2) permit the person to exercise his or her powers on the condition that, if required by the company, he or she produce evidence of the appointment within the time set by the chairperson.

(e) The chairperson of a meeting may require any person purporting to act as a proxy, attorney or representative to establish to the satisfaction of the chairperson that the person has been validly appointed as a proxy, attorney or representative and is the person named in the relevant instrument of appointment, failing which the person may be excluded from attending or voting at the meeting. The chairperson may delegate all or any of his or her powers under this rule 5.9(e) to such person or persons as the chairperson may think fit.

(f) Subject to any contrary provision in the Corporations Law, where a member appoints 2 proxies or attorneys to vote at the same general meeting and the authority of one is not conditional on the other failing to attend or vote, the following rules apply:

  (1) each proxy or attorney, as the case may be, may exercise half the member's voting rights if the appointment does not specify a proportion or number of the member's voting rights the proxy or attorney may exercise;

  (2) on a show of hands, neither proxy or attorney may vote; and

  (3) on a poll, each proxy or attorney may only exercise the voting rights the proxy or attorney represents.

(g) Notwithstanding rule 5.8(c), where an instrument appointing a proxy or an attorney is signed by all of the joint holders of any shares, the votes of the proxy or attorney so appointed must be accepted in respect of those shares to the exclusion of any votes tendered by a proxy or an attorney for any one of those joint holders.

(h) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument. If the proxy or attorney fails to vote or votes contrary to the direction in the instrument, the voting rights that proxy or attorney represents are deemed to be exercised as directed in the instrument.

(i) An instrument appointing, or revoking or changing the appointment of, a proxy or attorney need not be in any particular form provided it is in writing, legally valid and:

  (1) in the case of a natural person, signed by the appointor;

  (2) in the case of a body corporate, executed under the seal of the appointor; or

  (3) in either case, signed by the appointor's attorney.

(j) A proxy or attorney may not vote at a general meeting or adjourned meeting or on a poll taken outside a meeting unless the instrument appointing the proxy or attorney, and the original or an attested copy of the power of attorney or other authority (if any) under which the instrument is signed, are deposited at the registered office of the company or at such other place specified for that purpose in the notice convening the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting or taking the poll (as the case may be).

(k) The appointment of a proxy or attorney may be revoked or changed (including changing the person appointed and any voting instructions) by lodgment of the instrument revoking or changing the appointment, and the original (or an attested copy) power of attorney or other authority (if any) under which the instrument is signed, by the time and at one of the places at which the instrument appointing the proxy is required to be deposited under rule 5.9(j).

(l) If expressly permitted by the notice convening the general meeting, an instrument may be deposited under rule 5.9(j) or 5.9(k) by facsimile transmission or by any other means of communication reproducible in writing if:

  (1) the details are transmitted to the facsimile number or other address for communication specified in the notice of meeting; and

  (2) the instrument is produced or the transmission is otherwise verified to the company in the way specified in the notice of meeting before the time specified in those rules for depositing the instrument.

(m) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite a transmission event occurring in relation to the appointor if no notice in writing of the transmission event has been received by the company by the time and at one of the places at which the instrument appointing the proxy or attorney is required to be deposited under rule 5.9(j).

(n) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be deposited under rule 5.9(j).

(o) No instrument appointing a proxy or an attorney is invalid merely because:

(1) it does not contain the address of the appointor or of a proxy;

(2) it is not dated; or

(3) it does not direct the manner in which the proxy is to vote on any or all resolutions.

(p) The appointment of a proxy or attorney is not revoked by the appointor attending and taking part in the general meeting but, if the appointor votes on any resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointor's proxy or attorney on the resolution.

(q) A proxy form issued by the company must provide for the appointor:

(1) to vote for or against each resolution, but may also provide for the appointor to abstain from voting on each resolution; and

(2) to appoint a proxy of the appointor's choice, but may specify who is to be appointed as proxy if the appointor does not choose.

6 Directors

6.1 Appointment and removal of directors

(a) The minimum number of directors is 3. A maximum number of directors may be fixed by the directors. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

(b) The directors in office on the date that this constitution was adopted by the company continue in office but on the terms and conditions set out in this constitution.

(c) Subject to rules 6.1(a), 6.1(l) and 6.4, the company may by resolution elect any natural person to be a director, either as an addition to the existing directors or as otherwise provided in this constitution.

(d) Subject to rules 6.1(a), 6.4 and 7.3(b), the directors may appoint or re-appoint any natural person to be a director, either as an addition to the existing directors or to fill a casual vacancy, including any casual vacancy arising where a director is removed from office under rule 6.1(j)(1) and no person is appointed in place of that director under rule 6.1(j)(2).

(e) A director, other than the managing director (or the first appointed managing director if there is more than one), appointed under rule 6.1(d) must retire from office at the next general meeting following his or her appointment.

(f) An election of directors must take place at each annual general meeting of the company and at that meeting:

(1) excluding the managing director (or the first appointed managing director if there is more than one):

(A) one-third of the remaining directors (rounded if necessary, to the nearest whole number); and

(B) any other director who, if he or she does not retire, will at the conclusion of the meeting have been in office for 3 or more annual general meetings since he or she was last elected to office,

must retire from office as directors.

(g) The director or directors who must retire at an annual general meeting in accordance with rule 6.1(f)(1)(A) is the director who has, or are the directors who have, been longest in office since their last election. As between persons who were last elected as directors on the same day, the director or directors to retire must be determined by agreement among themselves or, in the absence of agreement, by lot.

(h) Subject to rules 6.1(l) and 6.4, the company may by resolution fill the office vacated by a director under rule 6.1(e) or (f) by electing or re-electing a person to that office.

(i) The retirement of a director from office under rule 6.1(e) or (f) and the re-election of the director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occur.

(j) The company may:

(1) by resolution in accordance with the Corporations Law remove a director from office; and

(2) subject to rules 6.1(l) and 6.4, by resolution fill the office vacated by a director who is removed under rule 6.1(j)(1) by electing another person to that office.

(k) A person elected as a director under rule 6.1(j)(2) must retire under rule 6.1(e) or (f) (as the case may be) on the same day that the director in whose place he or she was appointed would have had to retire under rule 6.1(e) or (f) if that director had not been removed from office under rule 6.1(j)(1). Subject to the Listing Rules, any person required to retire in accordance with this rule 6.1(k) may, if no person is elected in their place, continue in office until the next annual general meeting of the company.

(l) A person may only be elected to the office of a director at a general meeting if his or her election would not be in contravention of the Corporations Law and:

(1) he or she is a director retiring from office under rule 6.1(e) or (f) and standing for re-election at that meeting;

(2) he or she has been nominated by the directors for election at that meeting;

(3) if the person is a member, he or she has at least 30 days (or such other period as may be required by the Listing Rules) before the meeting served on the company a notice signed by him or her signifying his or her desire to be a candidate for election at that meeting; or

(4) whether or not the person is a member, some member intending to nominate him or her for election at that meeting has at least 30 days (or such other period as may be required by the Listing Rules) before the meeting served on the company a notice signed by the member and signifying the member's intention to nominate the person for election, which is accompanied by a notice signed by the person and signifying his or her consent to the nomination.

(m) A partner, employer or employee of an auditor of the company may not be appointed or elected as a director or an alternate director.

6.2 Vacation of office

In addition to the circumstances prescribed by the Corporations Law, the office of a director becomes vacant if the director:

(a) becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(b) becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(c) fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors; or

(d) resigns by notice in writing to the company.

6.3 Remuneration of directors

(a) Each director is entitled to such directors' fees out of the funds of the company as the directors determine, but the aggregate directors' fees in any year may not exceed $750,000, or such other amount as may be determined by the company in general meeting.* Specific notice of the intention to propose, and the amount of, any increase in aggregate directors' fees must be given to members in the notice convening the meeting.

(b) The directors' fees of a non-executive director may be:

(1) a share of the aggregate directors' fees referred to in rule 6.3(a) divided between the directors in the proportions agreed between them or, failing agreement, equally; or

(2) a fixed sum for attendance at each meeting of directors.

(c) The directors' fees or salary payable by the company to an executive director must not include a commission on, or percentage of, operating revenue.

(d) Directors' fees may be paid in such manner and at such times as the directors may determine.

(e) Entitlements of directors under this rule 6.3 will be taken to accrue from day to day.

(f) In addition to any director's fees or salary, a director is entitled to be paid all travelling and other expenses properly incurred by that director in connection with the affairs of the company, including attending and returning from general meetings of the company or meetings of the directors or of committees of the directors.

(g) If a director renders or is called upon to perform additional services or to exercise any special qualifications or to make any special exertions in connection with the affairs of the company or any of its related entities, the directors may arrange for payment to be made to that director, in addition to any directors' fees or salary.

(h) Subject to the Listing Rules the directors may:

(1) at any time after a director dies or otherwise ceases to hold office as a director (other than where a director retires under rule 6.1(e) or 6.1(f) and is subsequently reappointed), pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to any other entitlements of that director under this rule 6.3, a benefit in respect of past services rendered by that director; and

(2) cause the company to enter into a contract with the director or a legal personal representative, spouse, relative or dependant of the director for the purpose of providing for or giving effect to such a benefit.

(i) The directors may establish and support, or assist in the establishment and support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors or their dependants.

6.4 Share qualification

(a) Each director must, at the time of his or her appointment or election and during his or her term of office, hold not less than 1,000 ordinary shares in the company on which all calls, interest and expenses have been paid.

(b) The company may by resolution remove or alter the directors' share qualification.

* At the annual general meeting of the company on 2 November 2000, the company resolved to increase the maximum aggregate fees which may be paid to directors in any year under rule 6.3(a) to US$900,000.

6.5 Interested directors

(a) A director may hold any other office or place of profit (other than auditor) in the company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the directors may think fit.

(b) A director of the company may be or become a director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or otherwise and is not accountable to the company for any remuneration or other benefits received by the director as a director or officer of, or from having an interest in, that body corporate.

(c) The directors may exercise the voting rights conferred by shares in any body corporate held or owned by the company in such manner as the directors may think fit (including voting in favour of any resolution appointing a director as a director or other officer of that body corporate or voting for the payment of remuneration to the directors or other officers of that body corporate). If permitted by law, a director may vote in favour of the exercise of those voting rights notwithstanding that the director is, or may soon be, appointed a director or other officer of that other body corporate.

(d) A director is not disqualified merely because of being a director, or because of the fiduciary obligations arising out of that office, from contracting, or entering into any arrangement, with the company in any respect including, without limitation:

(1) selling any property to, or purchasing any property from, the company;

(2) lending any money to, or borrowing any money from, the company with or without interest and with or without security;

(3) guaranteeing the repayment of any money borrowed by the company for a commission or profit;

(4) underwriting or guaranteeing the subscription for securities in the company or in any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or otherwise, for a commission or profit; or

(5) being employed by the company or acting in any professional capacity (other than auditor) on behalf of the company.

(e) No contract made by a director with the company and no contract or arrangement entered into by or on behalf of the company in which any director may be in any way interested is avoided or rendered voidable merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(f) No director contracting with or being interested in any arrangement involving the company is liable to account to the company for any profit realised by or under any such contract or arrangement merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(g) Subject to rule 6.5(h), a director who is in any way interested in any contract or arrangement or proposed contract or arrangement may, despite that interest:

(1) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement;

(2) sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement, including a document to which the seal is affixed; and

(3) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.

(h) Rule 6.5(g) does not apply if, and to the extent that, it would be contrary to the Corporations Law or the Listing Rules.

(i) If a director enters into, or proposes to enter into, any contract or arrangement with the company, or has a material interest in any contract or arrangement which the company has entered into, or proposes to enter into (other than a contract entered into for the purposes of rule 12.2 or 12.4), then the director must declare the nature of his or her interest at the first directors' meeting held after he or she becomes aware of the relevant facts. A general notice that the director is an officer or member of any specified body corporate or firm stating the nature and extent of the director's interest in the body corporate or firm will, in relation to a contract or arrangement involving the company and the body corporate or firm, be a sufficient declaration of the director's interest. If, at the time of the directors' meeting at which the directors determine whether to enter into the relevant contract or arrangement, the extent of the director's interest is greater than was declared in any previous notice, the director must declare the nature and extent of his or her greater interest at that directors' meeting.

(j) The directors may specify additional requirements for the disclosure of interests that a director, and any person deemed by the directors to be related to or associated with the director, may have in any matter concerning the company or a related body corporate.

6.6 Powers and duties of directors

(a) The directors are responsible for managing the business of the company and may exercise to the exclusion of the company in general meeting all the powers of the company which are not required by the Corporations Law, this constitution or the Listing Rules, to be exercised by the company in general meeting. The directors' powers under this rule 6.6(a) are subject to any regulations made from time to time by the company in general meeting, but no such regulations will invalidate any prior act of the directors.

(b) Without limiting the generality of rule 6.6(a), the directors may exercise all the powers of the company to borrow or otherwise raise money, to charge any property (both present and future) or business of the company or all or any of its uncalled and unpaid capital, to issue or re-issue bonds or debentures or give any other security for a debt, liability or obligation of the company or of any other person, to give or accept guarantees or indemnities, and to assign or convey any property of the company (including any uncalled capital) to trustees.

(c) Any bond, debenture, or other security created by the company may be framed so as to be assignable free from all equities between the company and the original or any intermediate holders.

(d) Any bonds, debentures, or other securities may be issued at a discount, premium or otherwise and with such rights as to conversion, redemption, surrender, drawing, voting and other rights and conditions as the directors may determine.

(e) The directors may determine how cheques, documents, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed (as the case may be) by or on behalf of the company. The directors may pay out of the company's funds all expenses of the vesting in the company of the assets acquired by it.

(f) The directors may from time to time provide for the management of the affairs of the company in any part of Australia or elsewhere in such manner as they may think fit.

(g) Without limiting the directors' powers under rule 6.6(f), the directors may:

(1) establish in any place outside the state of New South Wales any local branch office or agency for managing or assisting in the management of the affairs of the company;

(2) appoint or employ any person to be a member of a local board or an officer, agent or attorney of the company for such purposes with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for such period and remuneration and upon such conditions as they may think fit;

(3) authorise a member of a local board or an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in that person;

(4) subject to the provision of any law and any contract between the company and any local board member, officer, agent or attorney of the company, remove or dismiss that local board member, officer, agent or attorney of the company at any time, with or without cause; and

(5) make such provision as they think fit regarding the keeping of any branch register and the transfer and registration of shares on that branch register.

(h) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the directors may think fit.

6.7 Proceedings of directors

(a) The directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they may think fit.

(b) The contemporaneous linking together by telephone or other method of audio or audio visual communication, or any other form of technology approved by the directors, of a number of the directors sufficient to constitute a quorum, constitutes a meeting of the directors. All the provisions in this constitution relating to meetings of the directors apply, so far as they can and with such changes as are necessary, to meetings of the directors by telephone, audio or audio visual communication, or any other form of technology.

(c) A director participating in a meeting by telephone, or audio or audio visual communication, or any other form of technology approved by the directors, is to be taken to be present in person at the meeting.

(d) The chairperson of a meeting conducted by telephone, audio or audio visual communication, or any other form of technology must confirm the existence of a quorum every time a resolution is reached.

(e) A meeting by telephone, audio or audio visual communication, or any other form of technology is to be taken to be held at the place determined by the chairperson of the meeting provided that at least one of the directors involved was at that place for the duration of the meeting.

6.8 Convening of meetings of directors

(a) A director may, whenever the director thinks fit, convene a meeting of the directors.

(b) A secretary must, on the requisition of a director, convene a meeting of the directors.

6.9 Notice of meetings of directors

(a) Subject to this constitution, notice of a meeting of directors must be given to each person who is at the time of giving the notice:

(1) a director, other than a director:

(A) on leave of absence approved by the directors; or

(B) who is not within a reasonable period (having regard to the circumstances) reasonably contactable; or

(2) an alternate director appointed under rule 6.14 by a director on leave of absence approved by the directors.

(b) A notice of a meeting of directors:

(1) must specify the time and place of the meeting;

(2) need not state the nature of the business to be transacted at the meeting;

(3) may be given immediately before the meeting;

(4) may be given in person or by post, telex, facsimile transmission, telephone or any other method of communication which is reasonable in the circumstances; and

(5) will be taken to have been given to an alternate director if it is given to the director who appointed that alternate director.

(c) A director or alternate director may waive notice of any meeting or meetings of directors by notifying the company to that effect in person or by post, telex, facsimile transmission, telephone or any other method of communication which is reasonable in the circumstances.

(d) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, a director or alternate director does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the non-receipt or failure occurred by accident or error;

(2) all reasonable efforts have been made in good faith to give notice to the director or alternate director;

(3) before or after the meeting, the director or alternate director (or their appointor):

(A) has waived or waives notice of that meeting under rule 6.9(c); or

(B) has notified or notifies the company of his or her agreement to that act, matter, thing or resolution personally or by post, telex, facsimile transmission, telephone or any other method of communication which is reasonable is the circumstances; or

(4) the director or alternate director (or their appointor) attended the meeting.

(e) Attendance by a person at a meeting of directors waives any objection that person and:

(1) if the person is a director, an alternate director appointed by that person; or

(2) if the person is an alternate director, the director who appointed that person as alternate director,

may have to a failure to give notice of the meeting.

6.10 Quorum at meetings of directors

(a) No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

(b) A quorum consists of 3 directors (or such other number as may be determined by the directors) present at the meeting of directors.

(c) If there is a vacancy in the office of a director then, subject to rule 6.10(d), the remaining director or directors may act.

(d) If the number of directors in office at any time is not sufficient to constitute a quorum at a meeting of directors or is less than the minimum number of directors fixed under this constitution, the remaining director or directors must act as soon as possible:

(1) to increase the number of directors to a number sufficient to constitute a quorum and to satisfy the minimum number of directors required under this constitution; or

(2) to convene a general meeting of the company for that purpose,

and, until that has happened, must only act if and to the extent that there is an emergency requiring them to act.

6.11 Chairperson of directors

(a) The directors may elect one of the directors to the office of chairperson of directors and may determine the period for which that director is to be chairperson of directors.

(b) The chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as chairperson at each meeting of directors.

(c) If at a meeting of directors:

(1) there is no chairperson of directors;

(2) the chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then the directors present must elect one of themselves to be chairperson of the meeting.

6.12 Decisions of directors

(a) A meeting of directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the directors under this constitution.

(b) Questions arising at a meeting of directors are to be decided by a majority of votes cast by the directors present and each director present has one vote. Any such decision is for all purposes a determination of the directors.

(c) Subject to rule 6.12(d), in the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

(d) Where only two directors are present or qualified to vote at a meeting of directors and there is an equality of votes upon any proposed resolution:

(1) the chairperson of the meeting will not have a second or casting vote; and

(2) the proposed resolution is to be taken as having been lost.

6.13 Circular resolutions

(a) If all of the directors assent to a document containing a statement to the effect that a resolution is passed ("circular resolution"), and the directors who assent to the circular resolution would have constituted a quorum at a meeting of directors held to consider the relevant resolution, then that resolution is taken to have been passed by a meeting of the directors.

(b) For the purposes of rule 6.13(a), a reference to the directors excludes:

(1) any director on leave of absence approved by the directors; and

(2) any director who disqualifies himself or herself from considering the relevant resolution on the grounds that he or she is not entitled at law to do so or has a conflict of interest; and

(3) any director who is not entitled at law to vote on the relevant resolution.

(c) Notice of a circular resolution of directors must be given to each person who is at the time of giving the notice:

(1) a director, other than a director who is on leave of absence approved by the directors;

(2) an alternate director appointed under rule 6.14 by a director on leave of absence approved by the directors.

(d) A notice of a circular resolution:

(1) must specify the terms of the relevant resolution;

(2) may be given in person or by post, telex, facsimile transmission, telephone or any other method of communication which is reasonable in the circumstances; and

(3) will be taken to have been given to an alternate director if it is given to the director who appointed that alternate director.

(e) A director or alternate director may waive notice of any circular resolution by notifying the company to that effect in person or by post, telex, facsimile transmission, telephone or any other method of communication which is reasonable in the circumstances.

(f) For the purposes of rule 6.13(a):

(1) a resolution is taken to have been passed at a meeting of directors held on the day on which, and at the time at which, the relevant circular resolution was last assented to by a director;

(2) 2 or more circular resolutions in identical terms each of which is assented to by one or more directors are to be taken as constituting one document; and

(3) a director may signify assent to a circular resolution by signing it or by notifying the company of the director's assent in person or by post, telex, facsimile or any other method of communication which is reasonable in the circumstances.

(g) Where a director signifies assent to a circular resolution otherwise than by signing it, the director must by way of confirmation sign the circular resolution prior to or at the next meeting of the directors attended by that director, but failure to do so does not invalidate the resolution to which the circular resolution relates.

(h) Where a circular resolution is assented to in accordance with this rule 6.13, the document is to be taken as a minute of a meeting of directors.

6.14 Alternate directors

(a) A director may, with the approval of a majority of the other directors, appoint a person to be the director's alternate director for such period as the director thinks fit.

(b) An alternate director:

a) may, (but need not) be a member or a director of the company; and

b) is not required to hold any shares to qualify for appointment.

(c) One person may act as alternate director to more than one director.

(d) An alternate director is entitled, if the appointor does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointor.

(e) An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.

(f) In the absence of the appointor, an alternate director may exercise any powers that the appointor may exercise and the exercise of any such power by the alternate director is to be taken to be the exercise of the power by the appointor.

(g) The office of an alternate director is vacated if and when the appointor vacates office as a director.

(h) The appointment of an alternate director may be terminated:

(1) at any time by the appointor even though the period of the appointment of the alternate director has not expired; and

(2) by a majority of the directors, provided at least 14 days written notice of the intention to move for such termination has been given to the alternate director's appointor.

(i) An appointment, or the termination of an appointment, of an alternate director by the appointing director must be in writing signed by that director and does not take effect unless and until the company has received notice in writing of the appointment or termination.

(j) An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed under this constitution.

(k) In determining whether a quorum is present at a meeting of directors, an alternate director who attends the meeting is to be counted as a director for each director on whose behalf the alternate director is attending the meeting.

(l) An alternate director is entitled to be paid such remuneration as the directors may think fit, either in addition to or in reduction of the remuneration payable to the director for whom the alternate director acts as alternate.

(m) An alternate director is not entitled to be remunerated by the company for his or her services as alternate director except as provided in rule 6.14(l).

(n) Except where an alternate director is also a director, an alternate director is entitled to be reimbursed under rule 6.3(f) as if he or she was a director, in addition to any remuneration to which he or she is entitled under rule 6.14(l).

(o) An alternate director, while acting as a director, is responsible to the company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.

6.15 Committees of directors

(a) The directors may delegate any of their powers (including the power to delegate) to a committee or committees consisting of such director or number of directors, or such other person or persons, as they may think fit, and any such committee is referred to in this constitution as a committee of directors.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) The provisions of this constitution applying to meetings and resolutions of directors (including, without limitation, provisions as to circular resolutions) apply, so far as they can and with such changes as are necessary, to meetings and resolutions of a committee of directors.

(d) Membership of a committee of directors may, if the directors so resolve, be treated as an additional service or special exertion performed by the members for the purposes of rule 6.3(g).

6.16 Delegation to individual directors

(a) The directors may delegate any of their powers (including the power to delegate) to one or more directors.

(b) Any director or directors to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) Acceptance of such a delegation may, if the directors so resolve, be treated as an additional service or special exertion performed by the delegate for the purposes of rule 6.3(g).

6.17 Validity of acts

An act done by a person acting as a director or by a meeting of directors or a committee of directors attended by a person acting as a director is not invalidated by reason only of:

(a) a defect in the appointment of the person as a director;

(b) the person being disqualified to be a director or having vacated office; or

(c) the person not being entitled to vote,

if that circumstance was not known by the person or the directors or committee (as the case may be) when the act was done.

7 Executive officers

7.1 Managing directors

(a) The directors may appoint one or more of the directors to the office of managing director for a term not exceeding 5 years and may at any time remove, suspend or dismiss either or both from that office and appoint another or others in substitution.

(b) Where more than one director is appointed to the office of managing director:

(1) only the person first appointed is excluded from the requirement in rule 6.1(f) to retire by rotation; or

(2) at the same time, the directors must specify which managing director is exempt from the requirement to retire by rotation.

(c) The directors may, on the terms and conditions and with any restrictions they may think fit, confer on a managing director any of the powers exercisable, and the duties to be performed, by them.

(d) Any of the powers and duties conferred under rule 7.1(c) may be:

(1) concurrent with the powers and duties of the directors; and

(2) withdrawn or varied by the directors at any time.

(e) A managing director's appointment as managing director automatically terminates if the managing director ceases to be a director.

7.2 Deputy managing directors

(a) The directors may appoint one or more of the directors to the office of deputy managing director.

(b) A deputy managing director's appointment as deputy managing director automatically terminates if the deputy managing director ceases to be a director.

7.3 Executive directors

(a) A reference in this rule 7.3 to an executive director is a reference to a director who is also an employee of the company or of a related body corporate.

(b) Subject to rules 6.1 and 6.4, the directors may appoint executive directors from among the employees of the company and of its related bodies corporate, but no such appointment may be made if non executive directors would cease to constitute a majority of the board.

(c) In addition to the circumstances set out in rules 6.1 and 6.2, an executive director's appointment as a director terminates automatically if the executive director ceases to be an employee of the company or of a related body corporate

7.4 Other executive officers

The directors may at any time:

(a) create any other position or positions in the company;

(b) appoint any person, whether or not a director, to a position so created and confer on that person such title as they may think fit;

(c) terminate such appointment; and

(d) abolish the position.

7.5 Secretaries

(a) The directors must appoint at least one secretary and may appoint additional secretaries.

(b) The directors may appoint one or more assistant secretaries.

7.6 Provisions applicable to all executive officers

(a) A reference in this rule 7.6 to an executive officer is a reference to a managing director, deputy managing director, executive director, officer, secretary or assistant secretary appointed under this part 7.

(b) Subject to part 6, the appointment of an executive officer may be for such period, at such remuneration and upon such conditions as the directors may think fit. On termination or cessation of an executive officer's term of appointment, such officer will be eligible for reappointment.

(c) Subject to any contract between the company and any executive officer, an executive officer may be removed or dismissed from office by the directors at any time, with or without cause. This rule 7.6(c) does not apply to an executive director in respect of that office.

(d) The directors may:

(1) confer on an executive officer such powers, discretions and duties (including any powers, discretions and duties vested in or exercisable by the directors) as they may think fit;

(2) withdraw, suspend or vary any of the powers, discretions and duties conferred on an executive officer; and

(3) authorise the executive officer to delegate all or any of the powers, discretions and duties conferred on the executive officer.

(e) Subject to rule 6.4, an executive officer is not required to hold any shares to qualify for appointment.

(f) An act done by a person acting as an executive officer is not invalidated by reason only of:

(1) a defect in the person's appointment as an executive officer; or

(2) the person being disqualified to be an executive officer,

if that circumstance was not known by the person when the act was done.

8 Documents

8.1 Manner of execution

The company may execute a document:

(a) if the document is signed by 2 directors;

(b) if the document is signed by a director and a secretary;

(c) if the document is signed by any other person or persons authorised by the directors; or

(d) in any other matter permitted by law.

8.2 Common seal

The company may have a common seal. If the company has a common seal, rules 8.3 to 8.8 will apply.

8.3 Safe custody of seal

The directors must provide for the safe custody of the seal.

8.4 Use of seal

(a) The seal must be used only by the authority of the directors or of a committee of the directors authorised by the directors to authorise the use of the seal.

(b) Authority may be given to affix the seal to a particular document, or to any document of a specified class.

(c) Subject to rule 8.8, every document to which the seal is affixed must be signed by a director and countersigned by another director, a secretary or another person appointed by the directors to countersign that document or a class of documents in which that document is included.

8.5 Seal register

(a) The company must keep a seal register and, upon the affixing of the seal to any document (other than a certificate for securities of the company), must enter in the register particulars of the document, giving in each case the date of the document, the names of the parties to the document, a short description of the document and the names of the persons signing and countersigning the document under rule 8.4(c).

(b) The register must be produced at each quarterly meeting of directors for confirmation of the use of the seal since confirmation was last given under this rule 8.5.

(c) Failure to comply with rule 8.5(a) or (b) does not invalidate any document to which the seal is properly affixed.

8.6 Official seal

(a) The company may have for use in place of its common seal outside the state of New South Wales one or more official seals, each of which must be a facsimile of the common seal of the company with the addition on its face of the name of the place where it is to be used.

(b) A document sealed with an official seal is to be taken as having been sealed with the common seal of the company.

8.7 Share seal or certificate seal

(a) The company may have for use on certificates for securities of the company in place of its common seal one or more share seals or certificate seals, each of which must be a facsimile of the common seal of the company with the addition on its face of the words "share seal" or "certificate seal".

(b) A certificate for securities of the company sealed with a share seal or certificate seal is to be taken as having been sealed with the common seal of the company.

8.8 Sealing and signing of certificates

The directors may determine either generally or in a particular case that the seal and the signature of any director, secretary or other person is to be printed on or affixed to any certificates for securities in the company by mechanical or other means.

9 Distribution of profits

9.1 Dividends

(a) The directors may declare and may pay such interim and final dividends as, in their judgment, the financial position of the company justifies. Any declaration of the directors as to the amount of the net profits of the company will be conclusive.

(b) The directors may pay any dividend required to be paid under the terms of issue of a share.

(c) The directors may provide for the payment of dividends (whether fixed or calculated in accordance with a specified procedure) on any series of preference shares carrying such a dividend on dates that may be determined by the directors for the payment of such dividends (whether such dates are fixed or calculated in accordance with the specified procedure).

(d) The declaration or payment of a dividend does not require any confirmation by a general meeting.

(e) Interest is not payable by the company in respect of any dividend.

(f) Subject to rules 2.12 and 2.13 and any rights or restrictions attached to any shares or class of shares:

(1) all dividends in respect of partly paid shares must be paid in proportion to the amounts paid up on the shares;

(2) where an amount is paid on a share during any period in respect of which a dividend is paid, all dividends must be paid proportionately to the amounts so paid during any portion or portions of the period in respect of which the dividend is paid; and

(3) for the purposes of rules 9.1(f)(1) and 9.1(f)(2), an amount paid on a share in advance of a call is to be ignored.

(g) The directors may fix:

(1) a record date in respect of a dividend, with or without suspending the registration of transfers from that date under rule 4.3; and

(2) the time for payment of any dividend.

(h) A dividend in respect of a share must be paid to the person who is registered, or entitled under rule 4.1(e) to be registered, as the holder of the share:

(1) where the directors have fixed a record date in respect of the dividend, on that date; or

(2) where the directors have not fixed a record date in respect of that dividend, on the date the dividend is declared,

and a transfer of a share that is not registered, or left with the company for registration in accordance with rule 4.1(d), on or before that date is not effective, as against the company, to pass any right to the dividend.

(i) The directors may direct payment of, and may pay:

(1) any dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities (including debentures or debenture stock) of the company or of another body corporate, either generally or to specific shareholders; and

(2) any dividend to particular shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining shareholders wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source or generally.

(j) The company may deduct from any dividend payable to a member all sums of money presently payable by the member to the company for calls due and payable which have not been paid and apply the amount deducted in or towards satisfaction of the money owing.

(k) The company may retain any dividends on which the company has a charge and may apply those amounts in or towards satisfaction of any calls, instalments, interest or other sums owing to the company by the relevant member.

(l) Except as otherwise provided in the Corporations Law, any dividends remaining unclaimed for one year may, until claimed, be invested or otherwise used by the directors for the benefit of the company.

(m) Where a person is entitled to a share as a result of a transmission event, the directors may, but are not obliged to, retain any dividends payable in respect of that share until that person becomes registered as the holder of the share or transfers it.

(n) Without prejudice to any other method of payment the directors may adopt (including payment by electronic or other means to an account with a financial institution nominated by the relevant holder), any dividend, interest or other money payable in cash in respect of shares may be paid by cheque and sent by post:

(1) to the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(2) to such other address as the holder or joint holders in writing directs or direct.

(o) A cheque sent under rule 9.1(n) may be made payable to bearer or to the order of the member to whom it is sent or such other person as the member may direct and is sent at the member's risk.

9.2 Capitalisation of profits

(a) Subject to the Listing Rules and to any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among such of the members as would be entitled to receive dividends and in the same proportions, any amount:

(1) forming part of the undivided profits of the company;

(2) representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the company;

(3) arising from the realisation of any assets of the company; or

(4) otherwise available for distribution as a dividend.

(b) The directors may resolve that all or any part of the capitalised amount is to be applied:

(1) in paying up in full any unissued shares in or other securities of the company;

(2) in paying up any amounts unpaid on shares or other securities held by the members; or

(3) partly as specified in rule 9.2(b)(1) and partly as specified in rule 9.2(b)(2),

and such an application must be accepted by the members entitled to share in the distribution in full satisfaction of their interests in the capitalised amount.

(c) Rules 9.1(g) and (h) apply, so far as they can and with such changes as are necessary, to a capitalisation of an amount under this rule 9.2 as if references in those rules to a dividend and to the date a dividend is declared were references to a capitalisation of an amount and to the date the directors resolve to capitalise the amount under this rule 9.2 respectively.

9.3 Ancillary powers

For the purpose of giving effect to any resolution for the satisfaction of a dividend in the manner set out in rule 9.1(i)(1) or by the capitalisation of any amount under rule 9.2, the directors may:

(a) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation and, in particular, where shares or other securities in the company are or would otherwise be issuable in fractions:

(1) determine that such fractions are to be disregarded or are to be rounded down to the nearest whole number; or

(2) determine that such fractions are to be rounded up to the nearest whole number;

(b) fix the value for distribution of any specific assets;

(c) pay cash or issue shares or other securities to any members in order to adjust the rights of all parties;

(d) vest any such specific assets, cash, shares or other securities in any trustee upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the directors; and

(e) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with the company or another body corporate providing, as appropriate:

(1) for the issue to them of such further shares or other securities credited as fully paid up; or

(2) for the payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in this rule 9.3(e) is effective and binding on all members concerned.

9.4 Reserves

(a) Subject to this constitution, the directors may set aside out of the profits of the company such reserves or provisions for such purposes as they may think fit. The directors may invest any such amounts in such investments or securities, and may deal with, vary and dispose of any such investments and securities, as they may think fit. Any interest derived from any such investments or securities must be dealt with as profits arising from the business of the company.

(b) The directors may appropriate to the profits of the company any amount previously set aside as a reserve or provision.

(c) The setting aside of any amount as a reserve or provision does not require the directors to keep the amount separate from the other assets of the company or prevent the amount being used in the business of the company or being invested in such investments as the directors may think fit.

9.5 Carry forward of profits

The directors may carry forward so much of the profits of the company as they consider ought not to be distributed as dividends or capitalised without transferring those profits to a reserve or provision.

10 Winding up

10.1 Distribution of surplus

Subject to this constitution and to the rights or restrictions attached to any shares or class of shares:

(a) if the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the shares held by them, irrespective of the amounts paid or credited as paid on the shares;

(b) for the purpose of calculating the excess referred to in rule 10.1(a), any amount unpaid on a share is to be treated as property of the company;

(c) the amount of the excess that would otherwise be distributed to the holder of a partly paid share under rule 10.1(a) must be reduced by the amount unpaid on that share at the date of the distribution; and

(d) if the effect of the reduction under rule 10.1(c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the company.

10.2 Division of property

(a) If the company is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of the company;

(2) determine how the division is to be carried out as between the members or different classes of members; and

(3) vest the whole or any part of the property of the company in trustees for the benefit of all or any of the members as the liquidator may think fit.

(b) Any division under rule 10.2(a) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under rule 10.2(a) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Law.

(d) If any of the property to be divided under rule 10.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that rule, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this rule 10.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f) Rule 9.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under rule 10.2(a) as if references in rule 9.3 to the directors and to a distribution or capitalisation were references to the liquidator and to the division under rule 10.2(a) respectively.

10.3 Commissions on proceeds

The company must not pay to a liquidator or director a fee, or a commission on proceeds of any sale or liquidation of the company or its assets, without the prior approval of the members by resolution in general meeting.

11 Minutes and records

11.1 Minutes

(a) The directors must cause minutes of all proceedings and resolutions of general meetings and of meetings of the directors and of committees of the directors to be entered, within one month after the relevant meeting is held, in books kept for that purpose. Except in the case of documents which are taken to be minutes under article 6.13(h), those minutes must be signed by the chairperson of the meeting at which the proceedings took place or by the chairperson of the next succeeding meeting within a reasonable time after the meeting.

(b) The directors must ensure that the company records in the minutes of a meeting in respect of each resolution in the notice of meeting;

(1) the total number of proxy votes exercisable by all validly appointed proxies; and

(2) how many proxy votes were for, against or abstained from the resolution or were to vote at the proxy's discretion.

(c) If a poll is taken on the resolution, in addition to the information in rules 11.1(b)(1) and (2), the minutes must also record the total number of votes cast on the poll, and the number of votes for, against and abstaining from the resolution.

(d) The directors must ensure minutes of resolutions passed by directors (and committees of directors) without a meeting are recorded in books kept for that purpose within 1 month after the resolution is passed. The minutes of the passing of a resolution without a meeting must be signed by a director within a reasonable time after the resolution is passed.

11.2 Minutes as evidence

Any minute that is recorded and signed under rules 11.1(a) or 11.1(d) is (in the absence of proof to the contrary) sufficient evidence of:

(a) the proceeding or resolution to which the minute relates;

(b) the matters stated in the minutes of the meeting;

(c) the meeting having been duly convened and held; and

(d) the validity of all proceedings at the meeting.

11.3 Inspection and retention of records

(a) The directors must ensure that the minute books for general meetings are open for inspection by members free of charge.

(b) Subject to the Corporations Law and rule 11.3(a) the directors or the Managing Director may determine whether and to what extent, and at what times and places and under what conditions, the minute books, accounting records and other documents of the company or any of them will be open to the inspection of members other than directors.

(c) No member other than a current director has any right to inspect any books, records or documents of the company, except as provided by law, or authorised by the directors or by resolution of the company.

(d) A current or former director may retain all board and committee papers provided to the director by the company during the director's term of office.

12 Indemnity and insurance

12.1 Persons to whom rules 12.2 and 12.4 apply

Rules 12.2 and 12.4 apply:

(a) to any person who is or was a director, alternate director or officer of the company or of a wholly owned subsidiary of the company;

(b) to any person who is or was a director, alternate director or officer of a related body corporate of the company, unless the directors determine otherwise (generally or in a particular case),

(each an "Officer" for the purposes of this rule 12).

12.2 Indemnity

The company must:

(a) indemnify; and

(b) if requested by an Officer, enter into a deed indemnifying,

each Officer on a full indemnity basis and to the full extent permitted by law for all losses, liabilities, costs, charges and expenses ("Liabilities") incurred by the Officer as an officer of the company including without limitation:

(1) a liability for negligence; and

(2) a liability for reasonable legal costs.

12.3 Limit on indemnity

(a) The indemnity in rule 12.2 does not operate in relation to any Liability which:

(1) is a Liability to the company or any of its related bodies corporate;

(2) is a Liability for a pecuniary penalty order under section 1317G of the Corporations Law or a compensation order under section 1317H of the Corporations Law; or

(3) arises out of conduct of the Officer which was not in good faith, or which involves wilful misconduct, gross negligence, reckless misbehaviour or fraud,

provided that this rule 12.3(a) does not apply to a liability for legal costs.

(b) The indemnity in rule 12.2 does not operate in relation to legal costs incurred by the Officer in defending an action for a Liability if the costs are incurred:

(1) in defending or resisting proceedings in which the Officer is found to have a Liability referred to in rule 12.2(a);

(2) in defending or resisting criminal proceedings in which the Officer is found guilty;

(3) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established. For the avoidance of doubt, this does not include costs

incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order; or

(4) in connection with proceedings for relief to the Officer under the Corporations Law in which the court denies the relief.

(c) If there is any appeal in relation to any proceedings referred to in rule 12.3(b), it is the outcome of the final appeal that is relevant for the purposes of rule 12.3(b).

12.4 Extent of indemnity

The indemnity in rule 12.2:

(a) is enforceable without the Officer having to first incur any expense or make any payment;

(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the company, a related body corporate;

(c) applies to Liabilities incurred both before and after the date of adoption of that rule;

(d) does not extend to and is not an indemnity against any amount in respect of which the indemnity would otherwise be illegal, void, unenforceable or not permitted by law; and

(e) does not operate in respect of any Liability of the Officer to the extent that Liability is covered by insurance.

12.5 Insurance

The company may, to the extent permitted by law:

(a) purchase and maintain insurance; or

(b) pay or agree to pay a premium for insurance,

for any Officer against any Liability incurred by the Officer as an officer of the company or of a related body corporate of the company including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

12.6 Indemnity for sums primarily due from the company

If any director, alternate director or executive officer of the company becomes personally liable for the payment of any sum primarily due from the company, the company must indemnify that person from any loss in respect of the liability to the full extent permitted by the Corporations Law. The directors may execute, or cause to be executed, any mortgage, charge or security over or affecting any assets of the company to secure that indemnity.

12.7 Savings

Nothing in rule 12.2, 12.4, 12.5 or 12.6:

(a) affects any other right or remedy that a person to whom those rules apply may have in respect of any loss or liability referred to in those rules; or

(b) limits the capacity of the company to indemnify or provide insurance for any person to whom those rules do not apply.

13 Notices

13.1 Notices by the company to members

(a) Subject to rule 13.4 a notice may be given by the company to a member:

(1) by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members, or:

(A) to such other address;

(B) by telex or facsimile transmission to such telex or facsimile number; or

(C) by any other means of communication allowing words to be reproduced or represented in a visible form to such other address (including an electronic address),

as the member has supplied to the company for the giving of notices; or

(2) if the member does not have a registered address and has not supplied another address to the company for the giving of notices, by exhibiting it at the registered office of the company.

(b) A notice may be given by the company to the joint holders of a share by giving the notice in the manner authorised by rule 13.1(a) to the joint holder first named in the register of members in respect of the share.

(c) A notice may be given by the company to a person entitled to a share as a result of a transmission event by serving it or sending it in the manner authorised by rule 13.1(a)(1) addressed that person at or to such address (including an electronic address) or telex or facsimile number supplied to the company for the giving of notices to that person, or if no address or telex or facsimile number has been supplied, at or to the address or telex or facsimile number to which the notice might have been sent if the relevant transmission event had not occurred.

(d) The fact that a person has supplied a telex or facsimile number, or an electronic or similar address for the giving of notices does not require the company to give any notice to that person by telex or facsimile or by communication to their electronic or similar address

(e) A notice given to a member in accordance with rules 13.1(a) or 13.1(b) is, despite the occurrence of a transmission event and whether or not the company has notice of that occurrence:

(1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficient service on any person entitled to the shares as a result of the transmission event.

(f) A notice given to a person who is entitled to a share as a result of a transmission event is sufficient service on the member in whose name the share is registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this rule 13.1.

(h) A signature to any notice given by the company to a member under this rule 13.1 may be in writing or a facsimile printed or affixed by mechanical or other means.

(i) A certificate signed by a director or secretary of the company to the effect that a notice has been given in accordance with this constitution is conclusive evidence of that fact.

13.2 Notices by the company to directors

Subject to this constitution, a notice may be given by the company to any director or alternate director by serving it personally at, or by sending it by post in a prepaid envelope to, the director's or alternate director's usual residential or business address, or:

(a) to such other address;

(b) by telex or facsimile transmission to such telex or facsimile number; or

(c) by any other means allowing words to be reproduced or represented in a visible form to such other address (including an electronic address),

as the director or alternate director has supplied to the company for the giving of notices.

13.3 Notices by members or directors to the company

Subject to this constitution, a notice may be given by a member, director or alternate director to the company by serving it on the company at, or by sending it by post in a prepaid envelope to, the registered office of the company or by telex or facsimile transmission to the principal telex or facsimile number at the registered office of the company, or by any other means allowing words to be reproduced or represented in a visible form to such address as the directors may have specified for that purpose.

13.4 Notices posted to overseas addresses

A notice sent to an overseas address must be sent by airmail or by facsimile or in another way that ensures it will be received quickly and is reproducible in writing.

13.5 Notices by electronic and other means

The directors may generally or in particular cases specify requirements in relation to notices given by any means of communication, including requirements as to:

(a) the classes of, and circumstances in which, notices may be sent;

(b) verification (whether by encryption code or otherwise); and

(c) the circumstances in which, and the time, service is taken to have been effected.

13.6 Time of service

(a) Where a notice is sent by post, service of the notice is to be taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

  (1) in the case of a notice of a general meeting, at 10.00 am on the day after the date of its posting; or

  (2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by telex, service of the notice is to be taken to be effected if the correct answer back code appears at the commencement and the end of the telex message and to have been effected at the time the telex is sent.

(c) Where a notice is sent by facsimile transmission, service of the notice is to be taken to be effected if the correct facsimile number appears on the facsimile transmission report generated by the sender's facsimile machine and to have been effected at the time the facsimile transmission is sent.

(d) Where a notice is sent by any means of communication allowing words to be reproduced or represented in a visible form (other than by telex or facsimile transmission), service is taken to

have been effected if and at such time as may be provided for in any regulations made by the directors under rule 13.5.

(e) Where the company gives a notice under rule 13.1(a)(2), by exhibiting it at the registered office of the company, service of the notice is to be taken to be effected at the expiration of 24 hours after the notice was first so exhibited.

13.7 Other communications and documents

Rules 13.1 to 13.6 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

13.8 Notices

A reference in this constitution to:

(a) a notice includes any correspondence, provision of information or communication; and;

(b) a notice in writing includes a notice given by telex or facsimile transmission, or any other form of communication allowing words to be reproduced or represented in a visible form.

14 Sale of company's main undertaking

14.1 Approval

The company must not sell or dispose of its main undertaking without the prior approval of members by resolution in a general meeting.

15 Plebiscite to approve proportional takeover schemes

15.1 Definitions

In this part 15:

(a) **associate** has the meaning given to that term in the Corporations Act 2001 (Cth);

(b) **approving resolution**, in relation to a proportional takeover bid, means a resolution to approve the proportional takeover bid passed in accordance with rule 15.3;

(c) **proportional takeover bid** means a takeover bid that is made or purports to be made under section 618(1)(b) of the Corporations Act 2001 (Cth) in respect of securities included in a class of securities in the company;

(d) **relevant class**, in relation to a proportional takeover bid, means the class of securities in the company in respect of which offers are made under the proportional takeover bid; and

(e) **approving resolution deadline**, in relation to a proportional takeover bid, means the day that is 14 days before the last day of the bid period during which the offers under the proportional takeover bid remain open or a later day allowed by the Australian Securities and Investments Commission.

15.2 Transfers not to be registered

Notwithstanding rules 4.1(e) and 4.2, a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid must not be registered unless and until an approving resolution has been passed or is taken to have been passed in accordance with rule 15.3.

15.3 Resolution

(a) Where offers have been made under a proportional takeover bid, the directors must:

(1) convene a meeting of the persons entitled to vote on the approving resolution for the purpose of considering and, if thought fit, passing an approving resolution; and

(2) ensure that such a resolution is voted on in accordance with this rule 15.3,

before the approving resolution deadline.

(b) The provisions of this constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to a meeting that is convened pursuant to rule 15.3(a).

(c) The bidder under a proportional takeover bid and any associates of the bidder are not entitled to vote on the resolution relating to that proportional takeover bid and if they do vote, their votes must not be counted.

(d) Subject to rule 15.3(c), a person who, as at the end of the day on which the first offer under the proportional takeover bid was made, held securities of the relevant class is entitled to vote on the approving resolution relating to the proportional takeover bid and, for the purposes of so voting, is entitled to one vote for each such security held at that time.

(e) An approving resolution is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half, and otherwise is to be taken to have been rejected.

(f) If an approving resolution has not been voted on in accordance with this rule 15.3 before the approving resolution deadline, an approving resolution will be taken to have been passed in accordance with this rule 15.3 on the approving resolution deadline.

15.4 Sunset

Rules 15.1, 15.2 and 15.3 cease to have effect at the end of 3 years beginning:

(a) where those rules have not been renewed in accordance with the Corporations Act 2001 (Cth), on the date that those rules were adopted by the company; or

(b) where those rules have been renewed in accordance with the Corporations Act 2001 (Cth), on the date those rules were last renewed.

16 General

16.1 Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of New South Wales, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

16.2 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 **Change of address**

A2 **Change of name - officeholders or members**

A3 **Change - ultimate holding company**

Related Forms
484 B - appoint/cease officeholders, change to special status
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Titlarks Hill House

Street number and Street name

Titlarks Hill Road

Suburb/City

Sunningdale

State/Territory

Berks

Postcode

SL5 0BJ

Country (if not Australia)

England

Date of change
For members include date of change to members' register.

Date

2 6 / 1 1 / 0 3
[D D] [M M] [Y Y]

Continues on next page...

Apply address to
(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1
Family name: Clarke
Given names: Gregory Allison
Place of birth (town/city) (state/country): Leicester, England
Date of birth: 27/10/57
[D D] [M M] [Y Y]

2
Family name:
Given names:
Place of birth (town/city) (state/country):
Date of birth: / /
[D D] [M M] [Y Y]

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1
Family name:
Given names:

2
Family name:
Given names:

When a member is a company, not a person

1
Company name (only if a member):
ACN/ ARBN/ ABN:
Country of incorporation (if not Australia):

2
Company name (only if a member):
ACN/ ARBN/ ABN:
Country of incorporation (if not Australia):

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name | Given names

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**
Company name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**
Company name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name** (date of change not required)
New name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

☐ Director

☒ Company secretary

Signature

S. Sharpe

Date signed

2 7 / 1 1 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☒ Name of lodging party

Lend Lease Corporation Limited

Office, unit, level, or PO Box number

Level 46 Tower Building

Street number and Street name

Australia Square

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9236-6111



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge